LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

ATTORNEYS AT LAW

5335 Wisconsin Avenue, NW, Suite 780

Washington, D.C.  20015

Telephone (202) 274-2000

Facsimile (202) 362-2902

www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S E-MAIL ADDRESS
(202) 274-2007	nquint@luselaw.com

April 27, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attn.:                 Christian Windsor, Esq.

Special Counsel

Re:                             Georgetown Bancorp, Inc.

SBERA 401(k) Plan as Adopted by Georgetown Savings Bank

Registration No. 333-180018

Registration Statement on Form S-1

Dear Mr. Windsor:

On behalf of Georgetown Bancorp, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended S-1”).  Set forth below are the comments from the Staff’s comment letter dated April 5, 2012, as well as the Company’s responses to those comments.  The Amended S-1 has been blacklined to reflect changes from the original filing.

General

1.                                      Prior to the effectiveness of the registration statement, please provide the staff with a letter from FINRA indicating whether FINRA objects to the selling agent arrangements in this offering.

The comment is noted.

2.                                      To the extent any of the comments relating to the offering prospectus are applicable to the exchange offer proxy statement/prospectus, please revise that document accordingly.

The proxy statement/prospectus has been revised in accordance with the staff’s comments on the prospectus, as requested.

Risks associated with system failures, interruptions, or breaches of security…, page 21

3.                                      You indicate that you outsource most of your data processing, including presumably card processing. Please advise the staff if you have had any significant losses of customer data, either by Georgetown or by any of its third party handlers. If there has been a breach or other loss of data, please provide the staff with your analysis as to how you determined the risk was not material enough to warrant disclosure. Please refer to Disclosure Topic No. 2.

The Company is not aware of any loss of its customer data, either by the Company or by any of its third party handlers.

Market for the Common Stock, page 30

4.                                      Please revise to discuss why you have decided to list your shares on the Nasdaq Capital Market following the second-step conversion rather than remain on the OTC Bulletin Board.

Page 34 has been revised, as requested.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Business Strategy, page 40

5.                                      We note your disclosure on page 41 which states that since 2008 you have performed multiple reviews of your home equity line of credit portfolio to determine the effect of the housing market on the quality of this portfolio. We also note that your last review was conducted in May 2011 and indicated that 94% of your home equity loans had combined loan-to-value ratios of 85% or less. Given that this portfolio represents 10.5% of your portfolio as of December 31, 2011 in addition to your disclosure on page 39 that you recorded a $698,000 charge-off relating to one large, out-of-market home equity loan, please address the following:

•                                          Tell us and revise future filings to explain in further detail the procedures you perform during the reviews of your home equity line of credit portfolio;

The Company’s historical review of its performing home equity line of credit portfolio initially involves preparing a list of all such credits with either (i) a credit score of under 700 or (ii) a combined loan-to-value ratio of 70% or more.  This list is further refined to include only (a) all accounts with credit scores that decreased since the prior review or (b) have a credit score of under 700 and have a combined loan-to-value ratio of 70% or more.

For all loans on this final list, the Company reviews credit reports and estimates the current value of the property as well as the percentage change in value since the prior review, using the valuation search engines Zillow.com, Homes.com and Data.visionappraisals.com.  Following this review, the Company determines whether any of the reviewed home equity lines of credit need to be placed on the watch list or whether the lines should be decreased or frozen.

On a going-forward basis, the Company intends to perform a detailed review of credit reports for the entire home equity line of credit portfolio (which, as of December 31, 2011, consisted of only 148 credits on which it did not hold the first lien), and not just those it currently reviews.  The Company believes this detailed review will enable the Company to track the performance of the first lien loan of its entire home equity line of credit portfolio.

Pages 61 to 62 have been revised, as requested.

•                                          Tell us in detail the circumstances that led to the $698,000 charge-off that occurred during your fiscal quarter ended June 30, 2011;

At the end of November 2010, the Company received a summons stating that the first mortgage holder on the subject home equity line of credit did not properly perfect its security interest on the underlying property.  At that time, in discussion with counsel, the Company determined not to subordinate its position to the first mortgage holder.  At that time, the line of credit was current with no history of delinquency.  The Company contacted the borrower, and the borrower indicated that he was in a dispute with the first mortgage holder and had stopped making payments on the first loan.  The borrower also indicated that the house was on the market for sale, which the Company confirmed independently.  At that time, the borrower agreed to continue to repay the Company while he resolved his dispute with the first mortgage holder.

The borrower made his last payment to the Company in late January 2011.  The borrower did not respond to collection calls, but the borrower’s attorney advised the Company that no further payments would be made.

In January 2011, the Company contacted a local appraiser who indicated that, based on local market research, the value of the underlying property had reduced from an original estimate of $4.3 million to $3.8 million.  Based on this new valuation, the Company completed an impairment analysis and determined that the property still had sufficient value to cover the Company’s credit in case of foreclosure.

The Company continued to monitor the property and, in April 2011, the Company completed a routine search for the subject property to determine if the sales price had been lowered.  During this search, the Company determined that the property was no longer for sale and had been taken off the market.  The Company had believed that the best resolution was a sale of the property and a full payoff of the first and second mortgage.  Given this new development, the Company thought it prudent to have a new appraisal completed.  This process was delayed due to the fact that the borrower would not cooperate and would not give access to the property.  The appraisal was completed in May 2011 and indicated a new value of $3.0 million.  Further research confirmed that market values in the area had dropped 30% to 35% since the original appraisal. The Company conducted a new impairment analysis and it was determined that a foreclosure would result in a total loss of the Company’s principle balance.

Based upon discussions with counsel, including counsel’s advice as to the likelihood of success in litigation with the first mortgage holder, the Company charged the loan off in June 2011, and continues to follow the situation in the hopes of getting an eventual recovery on this loan.

•                                          Confirm whether or not your last loan review which was conducted in May 2011 resulted in this charge-off;

As described above, the May 2011 loan review did not result in the charge-off.

•                                          Tell us whether you are able to track whether the first lien position is in default regardless of whether you hold the first lien loan. If you do not have detailed information with respect to the performance of the first lien loan, please tell us in detail and revise future filings to discuss how you consider this in the determination of your allowance for loan losses for your home equity line of credit portfolio;

We note that Company does, in fact, hold the first lien on $5.6 million of its home equity lines of credit as of December 31, 2011, leaving a total balance of $8.9 million at that date for which it did not hold the first lien.  Based on number of borrowers, the Company held the first lien on 48.4% of its home equity line of credit portfolio.  The historical review completed in May 2011, described above, which includes a detailed review of credit reports, coupled with the first liens held by the Company, enabled the Company to track the performance of the first lien loan of the significant majority of its home equity lines of credit.  On a going-forward basis, the Company intends to perform a detailed review of credit reports for the entire home equity line of credit portfolio (which, as of December 31, 2011, consisted of only 148 credits on which it did not hold the first lien), and not just those it currently reviews.  The Company believes this will enable the Company to track the performance of the first lien loan of its entire home equity line of credit portfolio.

•                                          Consider revising future filings to include a risk factor or other disclosure addressing the risks in this portfolio, including how the lack of available information on the performance of first lien loans could impact the accuracy of your loan loss estimates, and the steps you are taking to address the risks;

Based upon the level of home equity lines of credit for which the Company holds the first lien, as well as the information the Company will review with respect to the remainder of the portfolio, the Company respectfully requests that it not be required to include the requested disclosure.

•                                          Tell us and revise future filings to disclose the percentage of your home equity line of credit loan portfolio where you also hold the first lien loan; and

At December 31, 2011, the Company held the first lien on 48.4% of its home equity lines of credit (38.8% based upon principal balance).  Page 61 has been revised, as requested.

•                                          Tell us and revise future filings to explain the nature of the loans in your home equity line of credit loan portfolio. For example, detail the percentage that are open-end lines of credit, the percentage that are close-ended, the percentage that were originated at the same time the first mortgage was originated, describe how long the draw period is for open-ended line of credit, etc.

All of the Company’s home equity lines of credit have a 20-year term with an initial 10-year draw period and a 10-year repayment period.  As of December 31, 2011, based upon principal balance, 2.3% of the Company’s home equity line of credit portfolio was in the repayment period and the other 97.3% was in the draw period.  Based upon principal balance, the Company held the first lien on $5.6 million, or 38.8%, of the Company’s home equity line of credit portfolio (48.4% based upon number of loans), and also held the first lien on $713,000, or 27.5% of the Company’s home equity loan portfolio (35.3% based upon number of loans).

Page 61 has been revised, as requested.

Taxation, page 82

6.                                      Revise this section, and the section in the Summary beginning on page 15 to indicate the “more likely than not” nature of the tax opinion with regard to the receipt of subscription rights by eligible account holders.

Page 15 has been revised, as requested.  However, the Company respectfully requests that it not be required to revise the “Taxation” section beginning on page 86, as such section describes the corporate and other federal and state taxation generally applicable to the Company and its corporate group, but not the subject transaction, which is described fully under “The Conversion and Offering—Material Income Tax Consequences,” beginning on page 129 (including a complete discussion of the potential taxability of subscription rights).

Transactions With Certain Related Persons, page 88

7.                                      In the last sentence of the third paragraph on page 88, please delete the phrase “Management believes;” it is inappropriate. Provide the representation contemplated by instruction 4 to Item 404(a) of Regulation S-K. If you are not able to provide the representations, provide the information required by Item 404(a) regarding all loans to related parties.

Page 92 has been revised, as requested.

Executive Compensation, page 89

8.                                      Please revise to provide compensation disclosure for a third executive officer or provide us with a detailed analysis of how you concluded that disclosure for a third executive officer is not required. Refer to Item 402(m)(2) of Regulation S-K.

The Prospectus has been revised to include compensation for a third executive officer, as requested.  See the summary compensation table on page 94 and other disclosures throughout the prospectus.

The Conversion and Offering, page 101

Stock Pricing and Number of Shares to be Issued, page 105

9.                                      Revise the last paragraph on page 105 to disclose the fees paid to RP Financial, LC. during the past three fiscal years, or disclose if no fees were paid.

Page 112 has been revised, as requested.

10.                               Please revise to disclose the selection criteria applied by RP Financial, LC. in selecting the peer group companies. We note that your asset size is smaller than that of the peer group, with members of the peer group having asset sizes up to more than five times your current size. The investor should be able to understand how RP Financial concluded that these companies could be considered your “peers” and therefore were used in determining the Company’s appraised value.

Page 113 has been revised, as requested.

Syndicated Community Offering, page 111

The Division of Trading and Markets Has Asked Us to Convey the Following Comments:

11.                               Please explain how the offering complies with Exchange Act Rule 10b-9.

The response to this comment was submitted by letter dated April 20, 2012.

12.                               Please explain how the offering complies with Exchange Act Rule 15c2-4.

The response to this comment was submitted by letter dated April 20, 2012.

13.                               Please tell us whether Keefe, Bruyette & Woods, Inc. is a registered broker-dealer. Please also advise us which minimum net capital provision of Rule 15c3-1(a)(2) Keefe is operating under.

The response to this comment was submitted by letter dated April 20, 2012.

14.                               Please tell us who will hold investor funds and where such funds will be held. Please also advise us the agreements pursuant to which such funds will be held and the material terms and conditions of such agreements.

The response to this comment was submitted by letter dated April 20, 2012.

15.                               Please provide step-by-step chronological detail of the closing mechanics of the offering, including without limitation with respect to how the DVP and sweep features work.

The response to this comment was submitted by letter dated April 20, 2012.

16.                               Please note the DVP structure has presented issues in the context of Exchange Act Rule 10b-9 in the past, as some parties had taken the view that the DVP trade orders can be counted towards meeting offering contingencies. Commission staff views DVPs as legal commitments not sales as required by Rule 10b-9, because investors do not put any money into the DVP accounts until closing. Please explain how this offering does not raise these same issues.

The response to this comment was submitted by letter dated April 20, 2012.

Proxy/Prospectus for current, Georgetown-Federal public shareholders

Cover Page

17.                               Please clarify, if true, that shareholders of Georgetown-Federal do not have any subscription rights in the common stock offering, absent any status that they might have as depositors.

The cover page of the proxy statement/prospectus has been revised, as requested.

Exhibits

18.                               On page 21, you indicate that you rely on third party processors to handle virtually all of your data and other processing. However, we note that none of the service agreements appear to have been filed as material contracts. Please provide the staff with your analysis as to why those contracts do not need to be filed as exhibits under Item 601(b)(10) of Regulation S-K.

We note that Item 601(b)(10)(ii) of Regulation S-K indicates that, subject to listed exceptions, none of which are applicable in this instance, “If the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it shall be filed except where immaterial in amount or significance[.]”

The Company believes that the data and other processing contracts referenced ordinarily accompany the business of operating a financial institution.  In fact, the Company has been advised by one of its service providers that the service provider provided similar services to over 4,800 financial institutions (including over 2,800 community bank and thrift institutions and over 2,000 credit unions) as of 2010.  Accordingly, the Company believes that the referenced contracts are not required to be filed as exhibits as permitted by Item 601(b)(10)(ii) of Regulation S-K.

19.                               Please file any missing exhibits with your next amendment or tell us when you plan to file these documents. Please provide the documents sufficiently in advance of any request for acceleration to permit the staff to review and comment on the documents, as necessary.

All remaining exhibits have been filed, as requested.

20.                               We note that you plan to file certain exhibits supplementally. Please tell us why you believe that is appropriate.

All remaining exhibits have been filed with the Amended S-1.

Exhibit 8.1

21.                               We note that a form of federal tax opinion has been filed. Please file a signed and dated opinion as soon as possible.

The signed and dated opinion has been filed as Exhibit 8.1 to the Amended S-1.

*   *   *   *   *

We trust the foregoing is responsive to the staff’s comments.  The Company wishes to have the registration statement declared effective as soon as possible.  We therefore request that the staff advise the undersigned at (202) 274-2007 or Eric Luse of this office at (202) 274-2002 as soon as possible if it has any further comments.

Respectfully,

/s/ Ned Quint

Ned Quint

Enclosures

cc:                                David Lin, Esq.

Robert E. Balletto, President and

Chief Executive Officer

Eric Luse, Esq.